Exhibit 99.1

Triterras Provides Update on Independent Audit and Nasdaq Listing

Singapore, December 16, 2021 – Triterras Inc. (NasdaqGM: TRIT, TRITW) (“Triterras” or the “Company”), a leading fintech company focused on trade and trade finance, today is announcing that it has received a Staff Determination from Nasdaq dated December 10, 2021 (“Staff Determination”) for not complying with Nasdaq’s filing requirements because it has not filed its Annual Report on Form 20-F (“Annual Report”) for the fiscal year ended February 28, 2021 (“FY 2021”), and the Staff Determination will lead to a suspension of the trading of the Company’s securities on December 21, 2021 if the Company does not appeal the Staff Determination.

The Company has lodged an appeal of the Staff Determination and request for a hearing before the Nasdaq Hearings Panel (the “Panel”) together with a request for an extension of a stay of the suspension of trading until a decision is rendered in the appeal.

With regard to the filing of the Annual Report, the Company has kept its shareholders and the public regularly informed through the filing of Form 6-K filings and press releases.

The Company had on June 18, 2021, announced the appointment of Nexia TS Public Accounting Corporation (“Nexia TS”) as its new independent auditor for FY 2021, and the intention was for Nexia TS to begin work immediately and complete the independent audit of the Company’s financial statements for FY 2021 (the “Audit”) as soon as possible. On July 1, 2021, the Company received a notice from Nasdaq stating that the Company was not in compliance with Nasdaq’s filing requirements set out in Listing Rule 5250(c)(1) because it had not filed its Annual Report on Form 20-F for FY 2021.

The Company’s Annual Report cannot be filed until after the Audit for FY 2021 has been completed. In response, on July 30, 2021, the Company, working with Nexia TS, submitted an explanation for the delay and a plan to regain compliance. On August 23, 2021, the proposed compliance plan was supplemented with additional information in response to questions from Nasdaq.

On August 24, 2021, Nasdaq granted the Company an exception until November 1, 2021, to regain compliance. The Company went on to retain the services of a globally recognized independent auditing firm on October 26, 2021 to provide additional accounting assistance in an effort to ensure the proper completion of the Audit and filing of Form 20-F.

On October 31, 2021, the Company submitted a supplement to its compliance plan, requesting an extension of the exception until December 1, 2021. Nasdaq granted this request on November 4, 2021. On December 1, 2021, the Company submitted a third request for an exception until December 8, 2021.

Throughout the extension period, the Company has been working diligently to complete the Audit and regain listing compliance. To date, all of the tasks set out in the plan to regain compliance have been completed with one exception, namely the completion of the Audit by Nexia TS.

The Company believes it is unfortunate that there has been a significant delay on the part of Nexia TS to complete the Audit, and the Company had no alternative but to send, through its lawyers, a demand letter to Nexis TS on December 14, 2021 confirming the Company’s position on certain matters related to Nexia TS.

The Company will provide a further update when appropriate.

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit triterras.com or email us at contact@triterras.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance as well as timing of completion of the Audit and filing of the Annual Report with the U.S. Securities and Exchange Commission (the “SEC”). These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to the completion of the Audit, Nasdaq’s response to the Company’s request for a hearing and to stay the delisting of its securities, as well as the risks and uncertainties incorporated by reference under “Risk Factors” in Triterras’ Form 20-F (001-39693) filed with the SEC on November 16, 2020 and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. There can be no assurance that any of Triterras’ requests for a hearing before the Panel and for an extended stay of the suspension of the Company’s securities will be granted, that the Audit will be completed sufficiently in advance to enable Triterras to complete and file the Annual Report before the conclusion of the hearing process, that the Panel will render a decision favorable to Triterras in its appeal of the Staff Determination, or that Triterras will be able to regain compliance with the Nasdaq Listing Rules within any additional extension period granted by Nasdaq (including by the Panel). Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Relations Contacts:

Jim Groh, Triterras Inc.

Mobile: +1 (678) 237-7101

Email: IR@triterras.com

Gateway Investor Relations

Matt Glover and Jeff Grampp, CFA

Office: +1 (949) 574-3860

Email: TRIT@gatewayir.com

Media Contacts:

Gregory Papajohn, Office of Corporate Communications, Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com